September 28, 2023

Via Edgar Transmission

Ms. Alexandra Barone

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Orangekloud Technology Inc. (the “Company”) Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 15, 2023 CIK No. 0001979407

Dear Ms. Barone:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 26, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.2 to the Draft Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Metrics, page 41

1.	We note the table added in response to prior comment 5. Please tell us and revise to explain what is included in the third party products line under Non-recurring revenue.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 41 of the Revised F-1 with non-recurring revenue.

General

2.	We note your response to prior comment 11. Please revise your disclosure to state the purpose of the Reorganization and effect that such Reorganization will have on the company and shareholders.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on page 6 and page 45 of the Revised F-1.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com